EX.99.2 Information Circular

1710 – 650 West Georgia Street

Vancouver, British Columbia, V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Email: invest@canadianzinc.com

Website: www.canadianzinc.com

Notice of Meeting

And

Information Circular

As of May 9, 2013

For

Annual General Meeting of Shareholders

To be held on
Wednesday, June 12, 2013
at
30th Floor, 650 West Georgia Street
Vancouver, British Columbia  V6B 4N9

Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street
Vancouver, British Columbia  V6B 4N9

NOTICE OF MEETING

TO:           The Shareholders of Canadian Zinc Corporation

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the shareholders of Canadian Zinc Corporation (the "Company") will be held at 30th Floor, 650 West Georgia Street, Vancouver, British Columbia on Wednesday, June 12, 2013, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2012;

2.	To fix the number of directors of the Company at five (5);

3.	To elect directors of the Company for the ensuing year;

4.	To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	To consider and, if thought fit, approve an ordinary resolution to ratify and approve the Company's Advance Notice Policy, as more particularly described in the accompanying information circular;

6.
To consider and, if thought fit, to approve an ordinary resolution to approve an amendment to alter the Company's Articles to ensure the Company may make use of the "notice-and-access" method for sending meeting materials to shareholders, as more particularly described in the accompanying information circular; and

7.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of common shares of record at the close of business on May 9, 2013 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 9th day of May, 2013

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) John F. Kearney, Chairman
If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street
Vancouver, British Columbia  V6B 4N9

INFORMATION CIRCULAR

(As at May 9, 2013, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canadian Zinc Corporation (the “Company”) for use at the annual general meeting of the holders of common shares of the Company to be held on June 12, 2013 and at any adjournments thereof (the “Meeting”). The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy in the accompanying form will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting for this Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

The Company is not sending this Information Circular to registered or beneficial shareholders using “notice-and-access” as defined under National Instrument 54-101, Communication With Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators (“NI 54-101”).

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a registered shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders may be either “objecting beneficial owners” (“OBOs”) or “non-objecting beneficial owners” (“NOBOs”), as such terms are defined in NI 54-101. The Company is not mailing directly to NOBOs and has forwarded the Meeting Materials to the Intermediaries to do so. The Company intends to pay for Intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to the OBOs.

As stated above, Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company's registrar and transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, to the knowledge of the management of the Company, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which as at the record date for the Meeting, May 9, 2013, a total of 164,031,781 common shares were issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on the record date for the Meeting will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, as at the record date for the Meeting, no person or entity beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to the common shares of the Company.

MAJORITY VOTING POLICY DISCLOSURE

Currently, votes must be cast by shareholders either “for” a director, or such shares may be “withheld” from voting for such director. The board of directors of the Company (the “Board” or the “Board of Directors”) has considered the adoption of a majority voting policy, which would provide that a director who receives a majority of “withhold” votes must tender his resignation, and that the Board of Directors would accept that resignation, absent exceptional circumstance, and publicly announce its decision by news release.

The Board has decided not to adopt a majority voting policy for director elections at this time, as it believes that such a policy is not necessary for the Company, given its current structure, size and needs. The Company believes that the current plurality voting process adequately ensures that independent Board members assess the needs of the Company and put forward the best candidates to act as directors.

As required by policies of the Toronto Stock Exchange (the “TSX”), the Company will publicly disclose the votes record for the election of each director following the Meeting and will disclose to the TSX should any director receive a majority of “withhold” votes.

ELECTION OF DIRECTORS

Each director of the Company holds office until the next annual general meeting of shareholders or until his successor is elected or appointed.

At the Meeting, shareholders will be asked to fix the number of directors of the Company at five (5).

The following table provides the names of the directors proposed by management and information concerning them, as furnished by the individual proposed directors. In the absence of any instructions to the contrary, the Management Proxyholders intend to vote for the election of the proposed directors. Management does not contemplate that any of the proposed directors will be unable to serve as a director. The Board of Directors has an Audit Committee, a Compensation Committee and a Health & Safety Committee. Members of these committees are as set out below. The Company does not have an Executive Committee of its Board.

Name, Jurisdiction of Residence and Position Held with the Company	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned, controlled or directed, directly or indirectly (4)
Brian A. Atkins (1)(3) British Columbia, Canada Director
Chartered Accountant; Partner at KPMG LLP, Chartered Accountants, from 1978 to 2005; Director of North Shore Credit Union; Member of Independent Review Committee of Inhance Investment Management Inc., an investment management company, until December 2009; Member of the Institute of Corporate Directors.
		June 2008	100,000 common shares
John F. Kearney Ontario, Canada Chairman, President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of the Company since 2003; Chairman of Labrador Iron Mines Limited, an iron ore production company, since May 2007.	November 2001	2,833,909 common shares (5)
John A. MacPherson (1)(3) British Columbia, Canada Director	Private Businessman; Director of Vatukoula Gold Mines Plc, a gold production company, since July 2009.	May 1999	118,500 common shares
Dave Nickerson (1)(2)(3) Northwest Territories, Canada Director
Professional Engineer, mining consultant, Director of Tyhee Gold Corp., a mineral exploration company; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.
		March 2004	50,000 common shares
Alan B. Taylor (2) British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	Vice President, Exploration of the Company since 1999 and Chief Operating Officer of the Company since March 2004.	March 2004	Nil
(1)	Member of the Audit Committee.

(2)	Member of the Health & Safety Committee.

(3)	Member of the Compensation Committee.

(4)
The information as to jurisdiction of residence, principal occupation and common shares beneficially owned or, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(5)	Of these shares, 1,080,409 are held indirectly in the name of Energold Minerals Inc.[, a private company 100% of the shares of which are owned by John F. Kearney?]

Except as described below, to the knowledge of the Company, no proposed director:

(a)
is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)
was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. The Company does not have a formal compensation plan in place for its Named Executive Officers (defined below under the heading “Summary Compensation Table”). The general compensation philosophy of the Company for executive officers, including for the CEO, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide longer-term incentive compensation, such as the grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

The Company is primarily engaged in the exploration, development and re-permitting of its Prairie Creek property located in the Northwest Territories, Canada. The Company is considered to be in the exploration and development stage, given that its Prairie Creek property is not in production and, to date, has not earned any significant revenues and does not generate revenues from operations. Accordingly, the Company is reliant upon funding from capital raising activities. Therefore, the use of traditional performance standards, such as corporate profitability, is not considered to be appropriate in the evaluation of corporate or executive performance, and the Board of Directors has to consider the financial situation of the Company in a wider context and involving the ongoing status of the Prairie Creek project, when setting its executive compensation levels.

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, the Compensation Committee takes into consideration the executive's performance, level of expertise, responsibilities and length of service to the Company, as well as comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the Board of Directors regarding this remuneration. The Compensation Committee’s responsibilities and composition are described below under the heading “Corporate Governance Disclosure – Compensation Committee”.

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Company did not set formal, person-specific, performance goals for the Named Executive Officers for 2012. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

While the Company does not actively benchmark its compensation programs for executive officers, and the individual components thereof, it does review compensation levels within the industry primarily through the use of third-party “Compensation Reports”, which are available through certain consulting firms. These reports typically include information for larger mining companies but do assist the Compensation Committee in determining approximately the salary levels and other benefits in place across the industry.

The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. Neither the Company nor the Compensation Committee currently has any contractual arrangement with any compensation consultant.

There were changes in the Company’s Chief Financial Officer in both 2010 and 2011 and in connection therewith the Company retained Robert Half Financial Consultants, a recruitment consultant, who provided advice with regard to salary levels in the industry. No other compensation consultants were engaged. The following table sets out the fees paid to Robert Half Financial Consultants by the Company during the three most recently completed financial years:

Year	Executive Compensation-Related Fees	All Other Fees
2012	$Nil	$Nil
2011	$21,000	$Nil
2010	$31,500	$Nil

The Compensation Committee is responsible for considering the risks associated with the Company’s compensation policies and practices and has not identified any specific risks associated with the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect.

Because of the current scale and scope of the Company’s operations, and the limited number of senior management and employees, and the oversight by the Board of all significant activities, including risk management, the Compensation Committee does not believe that the Company’s compensation policies and practices would encourage any executive officer to take inappropriate or excessive risk.

Base Salary

The Company provides executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive’s experience, responsibilities, performance and time commitment. Base salaries are reviewed annually by the Compensation Committee, which reviewed the base salaries of the CEO, COO and CFO for 2012 and determined that a small increase would be warranted. The salaries were considered to be appropriate for the level of experience and skills of each Named Executive Officer.

Stock Options

The grant of stock options to purchase common shares of the Company, pursuant to the Company’s stock option plan is an integral component of executive officer compensation packages. The Company's stock option plan is administered by the Board of Directors, with option grants being recommended by the Compensation Committee to the Board. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Previous stock option grants are considered when reviewing executive officer compensation packages as a whole.

The Company has not prohibited its executive officers or directors from purchasing financial instruments that are designed to hedge or off-set a decrease in market value of any securities of the Company granted as compensation or held, directly or indirectly, by an executive officer or director.

Other Incentives

The Company does not have a formal annual incentive bonus plan in place. Any award of a bonus to executive officers is entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee. In considering the payment of a discretionary bonus to executive officers, the Compensation Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate. As discussed above, there are no specific individual performance targets set ahead of time when determining additional payments such as bonuses.

No cash or other bonuses were paid to the CEO, COO and CFO for the year ended December 31, 2012.

The Company's health benefit plan is available to all full-time employees. The benefit plan is designed to protect the health of all employees and their dependents, and to provide coverage in the event of disability or death.

Perquisites and personal benefits provided to executive officers reflect competitive practices and particular business needs. They are not considered a material component of the executive compensation program.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 2007, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

CUMULATIVE VALUE OF A $100 INVESTMENT AS OF DECEMBER 31

120
100
80
60
40
20
0
S&P/TSX
CZN
2007
2008
2009
2010
2011
2012

DATA	2007	2008	2009	2010	2011	2012
CZN	100	24	43	91	88	52
S&P/TSX	100	65	85	97	86	90

The performance of the Company’s common shares over the past five years has been linked to overall commodity prices, market sentiment and general market conditions, and, in particular, the stock market performance for junior mineral exploration and development companies at each point in time. Commodity prices and global markets were adversely impacted by the onset of the world-wide financial crisis in the second half of 2008, which saw the share prices of junior mineral companies hit particularly hard.

The Company does not directly link executive compensation to total cumulative shareholder return, as the Company is not in active operations. Instead, the goals of the Company at this point in time are more qualitative and geared towards successfully obtaining permits for the Prairie Creek Mine. The Compensation Committee does, however, consider the general economic situation when assessing compensation. In 2010, the Compensation Committee considered that the increase in value of the Company’s strategic investments and progress with regard to permitting of the Prairie Creek project were such that payments of year-end bonuses to each of the CEO and COO were appropriate. In 2011, the Compensation Committee considered that the progress with regard to the on-going development, environmental assessment and permitting of the Prairie Creek project, and in securing financings for the Company, were such that the payments of year-end bonuses to each of the CEO, COO and CFO were appropriate. In 2012, the Compensation Committee, after considering the general economic situation and the Company’s progress, decided not to award any bonus payments.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with Form 51-102F6 Statement of Executive Compensation) sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years ended on December 31, 2012, 2011 and 2010 in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2012 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officer" or "NEOs").

Name And Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (3) ($)	Total Compensation ($)
					Annual incentive plans (2)	Long-term incentive plans (2)
John F. Kearney Chairman, President, CEO and Director (4)	20122011 2010	158,921 156,060 153,000	Nil Nil Nil	Nil Nil 299,000	Nil 50,000 35,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	158,921 206,060 487,000
Alan B. Taylor COO, Vice President, Exploration, Director (4)	20122011 2010	192,017 174,787 177,287	Nil Nil Nil	Nil Nil 230,000	Nil 50,000 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	192,017 224,787 432,287
Trevor L. Cunningham CFO, Vice President, Finance	20122011 2010	142,567 134,167 N/A	Nil Nil N/A	21,678 113,701 N/A	Nil 10,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	164,245 257,868 N/A
(1)
The value of option-based awards represents the grant date fair value of the stock options awarded. For fiscal 2012, the Company granted stock options on October 4, 2012, which were valued using the Black-Scholes valuation model with the following assumptions: (i) Dividend yield – 0%, (ii) Risk free interest rate – 1.2%, (iii) Expected option life – 2.6 years to 3.5 years and (iv) Expected volatility – 71.4% to 735.1%. For fiscal 2011, the Company granted stock options on January 27, 2011, which were valued using the Black-Scholes valuation model with the following assumptions: (i) Dividend yield – 0%, (ii) Risk free interest rate – 1.9%, (iii) Expected option life – 2.6 years to 3.5 years and (iv) Expected volatility – 79.4% to 85.1%. For fiscal 2010, the Company granted stock options on May 12, 2010, which were valued using the Black-Scholes valuation model with the following assumptions: (i) Dividend yield – 0%, (ii) Risk free interest rate – 2.2% to 2.4%, (iii) Expected option life – 2.5 years to 3.5 years and (iv) Expected volatility – 79.5% to 86.1%.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

(3)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.

(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.

(5)	Incentive plan awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John F. Kearney	500,000 1,300,000	0.23 0.45	Mar 27, 2014 May 12, 2015	80,000 Nil	N/A	N/A	N/A
Alan B. Taylor	500,000 1,000,000	0.23 0.45	Mar 27, 2014 May 12, 2015	80,000 Nil	N/A	N/A	N/A
Trevor L. Cunningham	100,000 300,000	0.46 0.71	October 3, 2017 January 27, 2016	Nil Nil	N/A	N/A	N/A
(1)
Calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year, which was $0.39, and the exercise or base price of the option.

Incentive plan awards – value vested or earned during the year ended December 31, 2012

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	11,250	N/A	Nil
Alan B. Taylor	11,250	N/A	Nil
Trevor L. Cunningham	Nil	N/A	Nil
(1)
The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)
The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

Stock Option Plan

Under the 2012 Plan (described below), options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the 2012 Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company and the appropriate number and percentage of options that should be awarded and held by each party granted options relative to the total number of shares issued and stock options granted.

At December 31, 2012, there were 7,605,533 stock options outstanding, representing approximately 4.64% of the Company's issued and outstanding common shares as of May 9, 2013, of which 6,035,000 were granted under the Company's 2004 stock option plan (the “2004 Plan”). At the Company's last Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new stock option plan (the “2012 Plan“). The 2012 Plan is a fixed stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 6,035,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to the 2004 Plan. Stock options will only be granted under the 2012 Plan to the extent that the aggregate number of stock options outstanding, under the 2012 Plan and the 2004 Plan together, does not exceed 7,500,000.

The 300,000 incentive stock options granted during the three months ended March 31, 2011 were granted outside of the Company’s stock option plan and in accordance with the policies of the TSX. The 310,533 incentive stock options converted on September 24, 2012, upon the Company’s acquisition of Paragon Minerals Corporation, represent options previously granted by Paragon Minerals Corporation. See "Equity Compensation Plan Information" below.

The purpose of the Company’s equity compensation plans is to attract and motivate directors, officers and employees of and service providers to the Company (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The 2012 Plan authorizes the board of directors (or compensation committee) to grant stock options to the Optionees on the following terms:

•
Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.

•
The maximum number of shares that may be reserved for issue under the 2012 Plan is 7,500,000 common shares, representing approximately 4.57% of the Company's issued and outstanding shares as of May 9, 2013.  In addition, options shall only be granted under the 2012 Plan to the extent that the aggregate number of shares reserved for issue under the 2012 Plan and the 2004 Plan does not exceed 7,500,000 common shares.

•
The total number of shares issuable to all insiders of the Company at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares.

•
The number of shares issued to insiders of the Company as a group, within any one year period, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding shares as at the end of such one year period.

•	The exercise price for stock options granted under the 2012 Plan must be not less than the closing market price on the day preceding the date of grant of the stock options.

•	Vesting of stock options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the 2012 Plan.

•	The maximum term of stock options granted under the 2012 Plan will be ten years from the date of grant, subject to extension in the event of a management imposed black-out period.

•
Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

•
If an Optionee ceases to be eligible to receive options under the 2012 Plan as a result of termination for cause, any outstanding options held by such Optionee on the date of such termination shall be cancelled as of that date.

•
If an Optionee ceases to be eligible to receive options under the 2012 Plan for reasons other than termination for cause (or death), any outstanding options held by such Optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such stock option or three months after the Optionee ceases to be eligible to receive stock options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such stock options to remain in full force and effect until any time up to the original expiry time of such stock options, irrespective of whether such expiry time is more than three months after the Optionee ceases to be eligible to receive stock options.

•
Any outstanding stock options held by an Optionee at the time of his or her death shall remain exercisable by the person or persons to whom the rights of the Optionee's stock options are passed by the will of the Optionee or the laws of descent and distribution for a period ending on the earlier of the expiry date of such stock options or one year after the Optionee's death.

•
The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Company or the 2012 Plan, suspend, terminate or discontinue the 2012 Plan at any time, or amend or revise the terms of the 2012 Plan or of any option granted under the 2012 Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the 2012 Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the 2012 Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of a stock option for an Optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any stock option previously granted to an Optionee under the 2012 Plan without the consent of that Optionee. Any other amendments to the 2012 Plan or stock options granted there under will be subject to the approval of the shareholders.

•
The 2012 Plan does not contain any provisions relating to the provision of financial assistance by the Company to Optionees to facilitate the purchase of common shares upon the exercise of stock options.

•	Stock options granted under the 2012 Plan are not assignable, but may be exercised by the personal representative of a deceased Optionee.

•
The 2012 Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of stock options in the event the Company proceeds with certain changes or transactions in which the Company’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the Optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the Optionee would have been entitled had the Optionee held the shares issuable under the stock option before such transaction, with certain exceptions.

PENSION PLAN BENEFITS

The Company does not provide any form of group pension plan benefits to employees, officers or directors.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except as otherwise disclosed herein, the Company has no compensatory plan or arrangement in respect of compensation received, or that may be received, by a Named Executive Officer in the Company's most recently completed or current financial year to compensate such NEO in the event of the termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in responsibilities of the NEO following a change in control.

The Company entered into an Employment Agreement dated effective January 1, 2010 with Mr. Alan Taylor, Chief Operating Officer, for his continuing services as an officer of the Company (the “Taylor Agreement”).

Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors (a "Change of Control"). Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive, in addition to termination pay, a further amount equal to twenty-four months of his then current annual salary.

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2012, is illustrated below:

Termination without cause - $290,374.

Termination without cause or resignation following a Change of Control - $677,540.

The Company entered into an Employment Agreement effective January 17, 2011 with Mr. Trevor Cunningham, CFO, for his continuing services as an officer of the Company (the “Cunningham Agreement”). Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities amounting to constructive dismissal following a Change of Control. Had Mr. Cunningham’s employment with the Company been terminated without cause prior to January 17, 2012, Mr. Cunningham would have been entitled to receive three months' termination pay at his then current annual salary. If his employment is terminated without cause on or after January 17, 2012 and prior to January 17, 2015, Mr. Cunningham is entitled to receive six months' termination pay at his then current annual salary. If his employment is terminated without cause on or after January 17, 2015, Mr. Cunningham is entitled to receive twelve months' termination pay at his then current annual salary. In the event of a Change of Control and subsequent termination or constructive dismissal within 12 months of the Change of Control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months' termination pay at his then current annual salary.

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2012, is illustrated below:

Termination without cause - $71,400.

Termination without cause following a change of control - $142,800.

DIRECTOR COMPENSATION

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2012.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A. Atkins	31,500	N/A	Nil	Nil	N/A	Nil	31,500
John A. MacPherson	28,000	N/A	Nil	Nil	N/A	Nil	28,000
Dave Nickerson	28,500	N/A	Nil	Nil	N/A	Nil	28,500
(1)	The value of option-based awards represents the grant date fair value of the stock options awarded.

The Company pays each director, other than directors that are also Named Executive Officers, an annual fee of $20,000, (payable quarterly and pro-rated for partial months served) plus $500 for each meeting or committee meeting attended. The Chair of the Audit Committee and Compensation Committee (providing the Chair is not also an executive officer of the Company) receives an additional $500 per meeting attended. An aggregate of $88,000 was paid to directors for their services as directors during 2012.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board of Directors, and will be compensated on a basis to be determined at the time.

Share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Brian A. Atkins	100,000 300,000	0.23 0.45	Mar 27, 2014 May 12, 2015	16,000 Nil	N/A	N/A	N/A
John A. MacPherson	500,000	0.45	May 12, 2015	Nil	N/A	N/A	N/A
Dave Nickerson	100,000 400,000	0.23 0.45	Mar 27, 2014 May 12, 2015	16,000 Nil	N/A	N/A	N/A
(1)
Calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year, which was $0.39, and the exercise or base price of the option.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2012.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian A. Atkins	11,250	N/A	Nil
John A. MacPherson	3,750	N/A	Nil
Dave Nickerson	3,750	N/A	Nil
(1)
The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

The Company has no plans other than the Company's stock option plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. Directors are eligible to participate in the 2012 Plan. During the financial year ended December 31, 2012, no stock options were granted to the directors of the Company.

Directors’ and Officers’ Liability Insurance

Section 21 of the Articles of the Company provides for mandatory indemnification of directors and former directors against all costs, charges and expenses in respect of any proceeding to which they are made a party by reason of being a director or officer of the Company, subject any limitations contained in the Articles and in the Business Corporations Act (British Columbia).

The Company maintains insurance for the benefit of the Company’s directors and officers against liability incurred by them in their capacity as directors and officers. The policy provides coverage in respect of a maximum total liability of $5 million, subject to a deductible of $25,000 per event. The premium for 2012 was

$19,800 and in 2013 is $21,379. The policy contains standard industry exclusions and no claims have been made to date.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 9, 2013, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)
whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The following discloses the Company’s corporate governance practices as required by National Instrument 58-101 Disclosure of Corporate Governance Practices.

Independence of Members of Board

The Board of Directors currently consists of five directors. Three of the directors, Brian Atkins, Dave Nickerson and John MacPherson, being a majority, are considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors have any direct or indirect material relationship with the Company or have any relationship pursuant to which they may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board.

The Chairman of the Board, John F. Kearney, is not independent in that he is also President and Chief Executive Officer of the Company. Alan B. Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company.

The Chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees, and the Chairman of the Board does not sit on either committee. Three of the five Board members of the Company are independent and this is considered sufficient at the current time to enable the Board to carry out its duties and responsibilities. The Company does not have an appointed lead director.

Management Supervision by the Board

The Chief Executive Officer and Chief Operating Officer report upon the operations of the Company directly to the Board on a regular basis. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed of independent directors who meet with the Company’s auditors, and without management in attendance if considered necessary or desirable. The independent directors have regular and full access to management and are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer
John F. Kearney	Anglesey Mining Plc Avnel Gold Mining Limited Conquest Resources Limited Labrador Iron Mines Holdings Limited Minco Plc. Vatukoula Gold Mines Plc Xtierra Inc.
John A. MacPherson	Vatukoula Gold Mines Plc
Dave Nickerson	Stay Gold Inc. Tyhee Gold Corp.

Participation of Directors in Board Meetings

In the year ended December 31, 2012, nine Board meetings were held. In addition, there were four meetings of the Audit Committee, three of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Brian A. Atkins	9 of 9	7 of 7
John F. Kearney	9 of 9	N/A
John A. MacPherson	9 of 9	7 of 7
Dave Nickerson	9 of 9	8 of 8
Alan B. Taylor	9 of 9	1 of 1

Board Mandate

The Board does not have a written mandate. The mandate of the Board is to supervise the management of the business and affairs of the Company. As part of its overall stewardship, the Board of Directors assumes responsibility for strategic planning, identification of the principal risks associated with the Company’s business and ensuring appropriate management of these risks and making all senior officer appointments, including responsibility for evaluating performance, management development and succession planning.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the chairs of each of the Board Committees. The Board is of the view that the role and responsibilities of the Chairman of the Board and of the Chairs of the respective Committees are sufficiently specific that no separate written position descriptions are necessary or advisable.

The Company does not have an employment contract, or a written position description, in place with its President and Chief Executive Officer. The Chief Executive Officer is responsible for the day to day operations of the Company and reports directly to the Board of Directors on a regular basis. The Board responds to, and if it considers appropriate, approves with such revisions as it may require, recommendations which have been brought forward by the Chief Executive Officer. In addition to those matters which by law must be approved by the Board, all significant activities and actions proposed to be taken by the Company including in particular capital budgets, financing, property acquisitions or dispositions, senior appointments and compensation are subject to approval by the Board of Directors.

Orientation and Continuing Education

The Company does not have a formal orientation or education program for directors. New Board members are provided with information respecting the functioning of the Board of Directors and its Committees. In addition, directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company. Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and technical consultants of the Company, and visit the Company’s offices on a regular basis. Board members have access to legal counsel to the Company in the event of any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Company’s records and general industry information and material of interest is circulated to directors on a regular basis.

Ethical Business Conduct

The Board assumes responsibility for the Company’s approach to corporate governance matters. The Board views good corporate governance and ethical business conduct as an integral and essential component to the supervision and management of the Company and to meet responsibilities to shareholders, employees and other stakeholders.

The Board has adopted a written Code of Ethics for directors, officers and employees – a copy of this Code can be found on the Company’s website at www.canadianzinc.com. The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not an exhaustive list): honest and ethical conduct; avoidance of conflicts of interest, whether actual or potential; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

The Code is not considered a comprehensive guide to all the Company’s policies or to individuals’ responsibilities under applicable laws and regulations. The Code is intended to provide general parameters and expectations of the Company and is provided to all directors, officers, employees and key contractors when they commence their services with the Company.

The Board conducts periodic reviews of the Company’s corporate governance practices and procedures in the light of applicable rules and guidelines and the current status and stage of development of the Company.

Directors are expected to adhere to all corporate law requirements in respect of any transaction or agreement in which they may have a material interest. It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. Where appropriate, any director having a material conflict of interest will be expected to withdraw from the meeting and not participate in the meeting where such matter is being considered, so that the remaining directors may properly exercise independent judgment.

Nomination of Directors

The Board has not appointed an independent Nominating Committee. Nominations, if and when they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation, by the Board of Directors as a whole.

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2012, the Compensation Committee of the Board consisted of Brian Atkins, John MacPherson and Dave Nickerson (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

Pursuant to its Charter, the Compensation Committee has, among others, the following responsibilities:

•	Review and make recommendations to the Board regarding the Company’s compensation plans, including with respect to incentive-compensation plans and equity-based plans, policies and programs.

•	Review the level and form of the directors’ compensation and recommend changes to the Board for consideration and approval.

•
Review and monitor the Company’s employee and management compensation and benefit plans and policies, provide oversight of any employee benefit plan, and review and approve the compensation of the Company’s executive officers.

•
Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and establish the individual elements of the CEO’s total compensation based on this evaluation.

•
Review and make recommendations to the Board with regard to grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under the Company’s stock option, incentive-compensation and equity-based plans (as applicable).

•
Review and make recommendations for the Board, when and if appropriate, of employment agreements, severance agreements and change in control provisions / agreements for the CEO and other executive officers.

The Committee makes recommendations to the Board with respect to the compensation of the President and CEO. The Compensation Committee meets as requested by the Board or the CEO, or as considered desirable by the Committee. The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.

Other Committees

In addition to the Audit Committee and the Compensation Committee, the Board also has a Health & Safety Committee comprised of Board members Alan Taylor and Dave Nickerson and also the Prairie Creek Site Managers. The function of the Health & Safety Committee is to review the Company’s Health & Safety Policies, practices and programs, to oversee and regularly evaluate the Company’s health and safety performance and to monitor and advise the Board on current and anticipated future best practices and regulatory issues relating to health and safety.

Assessment

The Board of Directors continuously reviews on an ongoing informal basis the effectiveness of the Board as a whole and the effectiveness, contribution and performance of the Board, its committees and individual directors. Each year, when it determines the number of directors to be elected at the annual meeting of shareholders, the Board considers its appropriate size and composition to properly administer the affairs of the Company and to effectively carry out the duties of the Board, given the Company’s current status and stage of development.

AUDIT COMMITTEE DISCLOSURE

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of this charter and the disclosure on the Audit Committee required by National Instrument 52-110 Audit Committees, is contained under the heading “Audit Committee Information” in the Company's Annual Information Form dated March 19, 2013 for the year ended December 31, 2012 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain details as at December 31, 2012 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,995,000	$0.40	6,540,000 (1)
Equity compensation plans not approved by securityholders (2)	610,533	$1.13	Nil
Total	7,605,533	$0.46	6,540,000
(1)
Subject to the restriction that stock options will only be granted under the 2012 Plan to the extent that the aggregate number of stocks options outstanding under the 2012 Plan and the 2004 Plan does not exceed 7,500,000.

(2)
Incentive stock options in the amount of 300,000 were granted outside of the Company’s stock option plan and in accordance with the policies of the TSX. Upon the Company’s acquisition of Paragon Minerals Corporation, 310,533 incentive stock options were converted and represent options previously granted by Paragon Minerals Corporation.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the Management Proxyholders intend to vote for the re-appointment of Ernst & Young LLP, as auditors of the Company for the 2013 fiscal year, and to authorize the directors to fix their remuneration.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification and Approval of Advance Notice Policy

On May 8, 2013, the Board adopted an advance notice policy (the "Advance Notice Policy") for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice Policy is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or, where the need arises, special meetings of shareholders of the Company. The Advance Notice Policy fixes the deadlines by which shareholders of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of shareholders.

A copy of the Company’s Advance Notice Policy is attached to this Information Circular as Schedule "A". In order to remain effective following the Meeting, the Advance Notice Policy must be ratified, confirmed and approved by the shareholders of the Company at the Meeting.

The following is a brief summary of certain provisions of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy.

1.
Other than pursuant to (i) a proposal made in accordance with the Business Corporations Act (British Columbia) (the "Act"), or (ii) a requisition of the shareholders made in accordance with the provisions of the Act, shareholders of the Company must give advance written notice to the Company of any nominees for election to the board of directors.

2.
The Advance Notice Policy fixes a deadline by which shareholders of the Company must submit, in writing, nominations for directors to the Corporate Secretary of the Company prior to any annual or special meeting of shareholders, and sets forth the specific information that such shareholders must include with their nominations in order to be effective. Only persons who are nominated in accordance with the Advance Notice Policy are eligible for election as directors of the Company.

3.
For an annual meeting of shareholders, notice to the Company must be not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement.

4.
For a special meeting of shareholders (that is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

5.
The time periods for giving notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of notice as described above.

For the purposes of the Advance Notice Policy, "public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on SEDAR at www.sedar.com.

The Board may, in its sole discretion, waive any provision or requirement of the Advance Notice Policy.

If approved at the Meeting, the Advance Notice Policy will continue to be effective in accordance with its terms. The Advance Notice Policy will be subject to annual review by the Board, and will be updated from time to time to reflect changes required by securities regulatory agencies or stock exchange, or to conform to industry standards, as determined by the Board.

If not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect from and after the termination of the Meeting.

Accordingly, at the Meeting, shareholders will be asked to approve the following ordinary resolution approving the Advance Notice Policy in the following form:

"UPON MOTION IT IS RESOLVED that:

1.	the Company's Advance Notice Policy (the "Advance Notice Policy") as set forth in the Company's Information Circular dated May 9, 2013 be and is hereby ratified, confirmed, authorized and approved;

2.
the board of directors of the Company be and is hereby authorized, in its sole discretion, to administer the Advance Notice Policy and amend or modify the same from time to time in accordance with the provisions thereof, without further shareholder approval, to reflect the changes required by securities regulatory agencies or stock exchanges, to conform to industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.
any one director or officer of the Company is hereby authorized and directed to carry out any act for and on behalf of the Company and to execute and deliver such deeds, documents and other instruments in writing as he in his discretion may consider necessary for the purpose of giving effect to these resolutions and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the intent of these resolutions."

Unless such authority is withheld, the Management Proxyholders intend to vote for the approval of the Advance Notice Policy.

Alteration of the Company's Articles to Permit "Notice-and-Access"

The Company was incorporated in British Columbia on December 16, 1965 under the former Companies Act of British Columbia. The Company currently exists under the Business Corporations Act (British Columbia). On June 16, 2004, the Company’s shareholders adopted new Articles to bring the Company’s charter documents up to date and into conformity with the then new Business Corporations Act (British Columbia).

Since the adoption of the existing Articles, the Canadian Securities Administrators have adopted amendments to applicable securities law instruments to provide reporting issuers with a mechanism referred to as "notice-and-access" for sending proxy materials to shareholders, as described in more detail below.  Accordingly, the Company is seeking shareholder approval to amend the Company's Articles, as set out in Schedule "B" to this Information Circular (the "Amendment"), the effect of which would be to alter the existing Articles to ensure the Company may make use of notice-and-access for sending proxy materials to shareholders, if and when the Company desires to do so. In all other respects, the existing Articles of the Company will remain unaltered and in full force and effect.

Background and Rationale

Amendments to applicable Canadian securities law instruments adopting notice-and-access came into force on February 11, 2013.

Notice-and-access is a method for companies and other persons soliciting proxies to provide certain proxy-related materials to shareholders electronically.  The rationale for notice-and-access is the reduction of costs associated with shareholder meetings (for example, paper and mailing costs) and the promotion of environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Under notice-and-access, companies and other persons soliciting proxies can send proxy-related materials to registered and/or beneficial shareholders by, among other requirements:

posting the relevant management information circular and other proxy-related materials on a website that is not SEDAR;

•	sending (by prepaid mail, courier or the equivalent, or any other agreed-upon method) a notice package containing the following information:

o	the date, time and location of the meeting for which the proxy-related materials are being sent;

o	the relevant voting document (a form of proxy or voting instruction form);

o	a description of each matter identified in the form of proxy or voting instruction form to be voted on (unless that information is already included in the relevant voting document);

o	the website address for SEDAR and the non-SEDAR website where the proxy-materials are posted, and a reminder to review the information circular before voting;

o	an explanation of how to obtain a paper copy of the information circular; and

o	a plain-language explanation of notice-and-access; and

•	providing a toll-free telephone number for the shareholder to request a paper copy of the information circular (and if applicable, other proxy-related materials) at no charge.

Accordingly, under notice-and-access, the Company generally will send shareholders a paper copy of the notice of meeting and the form of proxy in connection with a meeting, but will not send a paper copy of the information circular.  Instead, the Company will send the information circular by (i) posting the information circular on a website that is not SEDAR, and (ii) notifying shareholders of its availability and how to access the electronic document.  All proxy-related materials will continue to be filed on SEDAR as required under securities legislation.

Shareholders will still be entitled to receive paper copies of the information circular at no charge, if requested.  As stated above, shareholders will be notified that they can call the toll-free number provided by the Company to request that a paper copy of the information circular be sent to them free of charge. Upon receiving the request, the Company must send the information circular by first class mail, courier or the equivalent, within specified timeframes.

The Company may still choose to continue to deliver proxy-related materials by mail in connection with shareholder meetings.  However, management believes it is in the best interests of the Company to adopt the Amendment to ensure notice-and-access may be utilized by the Company, if desired.

The Amendment Resolution

At the Meeting, shareholders will be asked to approve the following ordinary resolution:

“UPON MOTION IT IS RESOLVED that:

1.
subject to regulatory acceptance, the amendments to sections 24.1 and 24.2 of the Company's Articles, as set forth in Schedule "B" to the Company's Information Circular dated May 9, 2013, be and are hereby authorized and approved; and

2.
any one director or officer of the Company is hereby authorized and directed to carry out any act for and on behalf of the Company and to execute and deliver such deeds, documents and other instruments in writing as he in his discretion may consider necessary for the purpose of giving effect to these resolutions and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the intent of this resolution.”

3.
Management of the Company believes adopting the proposed amendments to the Articles as described above is in the best interests of the Company and recommends that shareholders vote in favour of the ordinary resolution approving the Amendment.

Unless such authority is withheld, the Management Proxyholders intend to vote for the approval of the Amendment.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.canadianzinc.com. Financial information is provided in the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012.

Shareholders may request copies, free of charge, of the Company’s Financial Statements, MD&A and Annual Information Form by contacting the Company at:

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia  V6B 4N9
Tel: (604) 688-2001  Fax: (604) 688-2043
Email: invest@canadianzinc.com

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the Management Proxyholders to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED at Vancouver, British Columbia as of the 9th day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
John F. Kearney
Chairman

SCHEDULE "A"

CANADIAN ZINC CORPORATION

(the "Corporation")

ADVANCE NOTICE POLICY

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; (ii) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote for directors of the Corporation after having been afforded reasonable time for appropriate deliberation.

PURPOSE

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors of the Corporation. This Policy fixes a deadline by which director nominations must be submitted to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the opinion of the board of directors of the Corporation (the "Board") that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or stock exchanges, and to address changes in industry standards from time to time as determined by the Board.

NOMINATIONS OF DIRECTORS

1.
Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the "Act") and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. At any annual meeting of shareholders, or at any special meeting of shareholders at which directors are to be elected, nominations of persons for election to the Board may be made only:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a valid "proposal" as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

c.	pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

d.	by any person (a "Nominating Shareholder") who:

(i)
at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date fixed by the Corporation for such meeting, (a) is a "registered owner" (as defined in the Act) of one or more shares of the Corporation carrying the right to vote at such meeting, or (b) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Corporation, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice set forth in paragraph 4 below must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such

(ii)	evidence of such authorization that is satisfactory to the Corporation, acting reasonably; and

(iii)	in either case, complies with the notice procedures set forth below in this Policy.

2.
In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must be made:

a.
in the case of an annual meeting of shareholders, not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder's notice as described above.

4.	To be in proper written form, a Nominating Shareholder's notice must be addressed to the Corporate Secretary of the Corporation, and must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (iii) the citizenship of such person; (iv) the class or series and number of shares in the capital of the Corporation which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) a statement as to whether such person would be "independent" of the Corporation (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination;

b.
the full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; and

c.
any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

d.
The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder's understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder's notice (and such other information referred to above, as applicable) that complies with this Policy, the Corporation shall publish the details of such notice through a public announcement.

5.
No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the Chairman determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com; and

b.
"Applicable Securities Laws" means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States.

7.
Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Corporation, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on May 8, 2013 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Corporation at the Corporation's next shareholder meeting following the effective date of this Policy, the Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.

SCHEDULE "B"

Proposed Amendments to the Articles of
Canadian Zinc Corporation

(the "Company")

The following will be inserted as item 5 in section 24.1:

making the record available for public electronic access in accordance with the procedures referred to as "notice-and-access" under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time; or

Section 24.2 will be retitled “Deemed Receipt” and the following statement will be inserted at the beginning of section 24.2:

A notice, statement, report or other record that is:

The current description in section 24.2 will become item 1 and the following three items will be added to the section:

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed; and

(4)
made available for public electronic access in accordance with the "notice-and-access" or similar delivery procedures referred to in Article 24.1 is deemed to be received by a person on the date it was made available for public electronic access.

The changes above having been made will cause sections 24.1 and 24.2 to read as follows:

24.1           Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)           mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)
making the record available for public electronic access in accordance with the procedures referred to as "notice-and-access" under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time; or

(6)	physical delivery to the intended recipient.

24.2           Deemed Receipt

A notice, statement, report or other record that is:

(1)
mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed; and

(4)
made available for public electronic access in accordance with the "notice-and-access" or similar delivery procedures referred to in Article 24.1 is deemed to be received by a person on the date it was made available for public electronic access.